Filed by Ecolab Inc.

(Commission File No. 001-09328)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company: Nalco Holding Company

On November 18, 2011, Ecolab Inc. used the following slides in a live presentation to analysts at the Gabelli & Co. Specialty Chemicals Conference in New York, NY.  Presentation slides identical to presentation slides previously filed by Ecolab on or after July 20, 2011 pursuant to various Rule 425 filings have been omitted.

Christophe Beck Executive Vice President

Cautionary Statement Cautionary Statements Regarding Forward-Looking Information This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,” “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast” (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the merger, integration plans and expected synergies, the expected timing of completion of the merger, and anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Ecolab and Nalco, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Ecolab or Nalco prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Ecolab or Nalco could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Ecolab, Nalco and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Ecolab and Nalco, see the Annual Reports on Form 10-K of Ecolab and Nalco for the fiscal year ended December 31, 2010 and the companies’ other public filings with the Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Ecolab has filed with the SEC in connection with the merger, which was declared effective by the SEC on October 28, 2011. On or about October 31, 2011, Nalco and Ecolab began mailing the definitive joint proxy statement/prospectus to stockholders of record as of the close of business on October 11, 2011. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Ecolab nor Nalco undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law. 2

Additional Information Additional Information and Where to Find it In connection with the proposed merger between Ecolab and Nalco, Ecolab filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Ecolab and Nalco that also constitutes a prospectus of Ecolab relating to the proposed transaction. The Registration Statement was declared effective by the SEC on October 28, 2011. On or about October 31, 2011, Nalco and Ecolab began mailing the definitive joint proxy statement/prospectus to stockholders of record as of the close of business on October 11, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Ecolab, Nalco and the proposed merger. Investors and security holders can obtain these materials and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus can be obtained free of charge by accessing Ecolab’s website at www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Corporate Secretary or by accessing Nalco’s website at www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Corporate Secretary. Security holders may also read and copy any reports, statements and other information filed by Ecolab or Nalco with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room. Participants in the Merger Solicitation Ecolab, Nalco and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of stockholders, and information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on March 14, 2011 in connection with its 2011 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the registration statement and joint proxy statement/prospectus and other relevant materials that have been filed with the SEC. Non-Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. 3

Merger Status Update Proxy materials mailed Shareholder vote November 30 ISS, Glass-Lewis recommend FOR merger proposal Antitrust Filings All required countries filed Clearances received from U.S., Australia, Canada, EU, Mexico, Russia, South Korea and Turkey China pending Committed financing to close the deal completed Dedicated integration team assigned and planning underway Continue to project Q4 2011 close

Objectives Capture the hearts Accelerate growth Deliver synergies Approach 5 Winning as One – Objective & Approach

Great Integration Planning Progress



Phase 1 - Jumpstart
Phase 2 – Readiness
Phase 3 – Execution
August
September
October
November
December
EXECUTIVE ALIGNMENT
Establish Integration Strategy
Integration Strategy
Develop Roadmap
Integrated Roadmap
Establish Governance Structure & Program Tools/Accelerators
PMO Structure, Cadence And Tools Established
Prepare For Kick-off
Integration Kick-off (8/31 – 9/02)
Executive Kick-off (9/6-9/9)
Integration Team Launch
Workstream Integration Strategy, Team Charters, Vision: Day 1 And 2012
Develop Talent Plan
Talent Plan
Develop Day 1 Work Plans
Day 1 Plans
Draft Post Close Work Plans
Post Close Work Plans
CAPTURING VALUE/ SYNERGIES
Link Integration Assumptions To Due Diligence Financial Model
Planning Assumptions
Develop and Rollout Synergy Tracking Process
Synergy Tracker
Conduct Preliminary Synergy Analysis and Develop Top-down Synergy Targets
Top-down Synergy Targets
Refine Bottoms-up Synergy Plans
Bottom-up Synergies
Identify Source of Value (Synergies)
Develop Initial Bottoms-up Synergies and One-time Costs
BUSINESS CONTINUITY
Develop Day 1 Must Haves
Day 1 Checklist
Support Functional Planning And Execute Day 1 Plans
Test Day 1 Readiness
Global Day 1 Messages, Events, Leader Quickstart Toolkit
Program Kickoff Session
Interdependencies
Day 1 Certification
Post-close Execution
Executive Dashboard And Reporting Begins
Weekly Cadence And Status Meetings

ECOLAB

6

7 The More We Look, The More We Like The Deal Markets getting bigger – From $57B to $100B+ Sustained growth momentum on both sides Confidence in synergies keep growing Joint value proposition keeps getting better Cultures even more similar than assumed Constructive differences and ambitions Teams getting more pumped every single day

Summary Stronger Growth Story Expanded global growth opportunity Adds high growth water and energy markets Enhances EPS Growth Prospects Strengthens 15% target long term Expect >15% adjusted EPS growth 2012, 2013 Cash EPS* +$0.60-$0.70 to adjusted GAAP EPS Strong Fit, Leverages Core Strengths Common technology base, same sales and service approach Substantial sales synergies Expect Continued Predictability and Consistency to Ecolab EPS Growth Strong execution process to continue predictability and consistency Improved tax management to develop steadier, efficient tax rate Sound Deal Structure Maintains high FCF, enables proper investment in the business drivers, leverage reduction and share repurchase Ecolab shares fixed at 0.7005 to Nalco; number of Ecolab shares to be issued in the merger not affected by changing Ecolab share price *Cash EPS = Adjusted EPS + after tax amortization. See Ecolab’s news release dated July 27, 2011 for additional information regarding certain non-GAAP financial measures, such as adjusted EPS. 8